
05006114

File No. 82-34805

Nippon Mining Holdings, Inc.



2-10-1 Toranomon
Minato-ku, Tokyo Japan 105-0001
Phone: 81-3-5573-5123 Facsimile: 81-3-5573-5139

February 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: **File No. 82-34805: Nippon Mining Holdings, Inc. Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith in Exhibits 1 to 5 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between November 23, 2004, the date of such application, and February 25, 2005, the date of this submission.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: [signature]
Name: Fumio Ito
Title: Director

File No. 82-34805

ANNEX A

**LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
November 23, 2004**

JAPANESE LANGUAGE DOCUMENTS

1. Press release dated November 24, 2004 in connection with the acquisition of the shares of Southern Highlands Petroleum Co., Ltd. (Attached as Exhibit 1)
2. Press release dated February 10, 2005 in connection with the revision of business forecast (Attached as Exhibit 2)
3. Press release dated February 10, 2005 in connection with the closure of Toyoha mine (Attached as Exhibit 3)
4. Press release dated February 10, 2005 in connection with the share transfer transaction with Fuji Oil Company Ltd. (Attached as Exhibit 4)

ENGLISH LANGUAGE DOCUMENTS

1. Financial Results for 3Q of the fiscal year ending March 31, 2005 (Attached as Exhibit 5)

File No.82-34805
Exhibit 1

November 24, 2004

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact: General Administration Group (in charge of IR/PR)
Nobuyuki Yamaki, Senior Officer
Tel: +81-3-5573-5123

The Acquisition of the Shares of Southern Highlands Petroleum Co., Ltd.

Japan Energy Corporation (Head Office: 2-chome Toranomon, Minato-ku, Tokyo, President: Mitsunori Takahagi), which is a subsidiary of our company (Head Office: 2-chome Toranomon, Minato-ku, Tokyo, President: Yasuyuki Shimizu), has acquired the shares of Southern Highlands Petroleum Co., Ltd. (hereinafter referred to as 'Southern Highlands'), which have been held by Japan National Oil Corporation, through its subsidiary Japan Energy Development Ltd. on September 27 this year.
This is to inform you that Southern Highland has become our subsidiary through acquisition of these shares.

Note:

1. Southern Highlands Corporate Date
   (1) Corporate Name: Southern Highlands Petroleum Co., Ltd.
   (2) Representative: Hitoshi Matsui, President and Representative Director
   (3) Head Office: 9-13, 1-chome, Akasaka, Minato-ku, Tokyo
   (4) Founded: October 1990
   (5) Description of Business: Oil resources development and mining
   (6) Capital: ¥4,330 million
   (7) All-Issued-Stock: 86,600
   (8) Main Shareholders (prior to share acquisition):
      Japan National Oil Corporation (50%)
      Japan Energy Development Ltd. (30%)
      Japan Petroleum Exploration Co., Ltd. (10%)
      Teikoku Oil Co., Ltd. (10%)

(9)Business Performance in Recent Fiscal Years

	FY2003 (ended December 31, 2003)	FY2002 (ended December 31, 2002)
Sales	¥3,536 million	¥3,149 million
Income before Special Items	¥1,158 million	¥907 million
Net Income	¥482 million	¥414 million
Total Assets	¥6,418 million	¥7,322 million
Shareholders' equity	¥6,124 million	¥5,729 million

2. Outline of Share Acquisition

(1)Number of shares held: 25,980
(prior to acquisition)

(2)Number of shares acquired: 43,300

(3)Acquisition Price: ¥1,350 million

(4)Number of shares held: 69,280
(following acquisition)

3. Prospects for the Future

This share acquisition is expected to exert only a minimal influence on our consolidated financial results.

File No.82-34805
Exhibit 2

February 10, 2005

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact: General Administration Group (in charge of IR/PR)
Nobuyuki Yamaki, Senior Officer
Tel: +81-3-5573-5123

Revision of Business Forecast

In consideration of the current business climate and our performance, Nippon Mining Holdings, INC. revises the business forecast announced on November 11, 2004 as detailed below:

Note:
Revised Business Forecast of Consolidated Financial Results for Fiscal2004 Ending March 31, 2005 (Apr. 1, 2004 to Mar. 31, 2005)

(Unit: Millions of Yen)

	Sales	Income before Special Items	Net Income
Previous Forecast (A) (on Nov 11 2004)	2,405,000	105,000	32,000
Current Revised Forecast (B)	2,467,000	135,000	48,000
Increase/decrease (B - A)	(O) 62,000	(O) 30,000	(O) 16,000
Rate of change	2.6%	28.6%	50.0%

<The reasons for making these revisions>
Sales revenue increases are expected largely because of the rise in product prices reflecting present crude oil conditions in the petroleum segment as well as a rise in the price of metals in the resources & non-ferrous metals segment. Income before special items is expected to reach ¥135 billion with an increase of ¥30 billion, due to the substantial profit increase in petroleum and resources & non-ferrous metals segments, although sales in electronic materials and metal fabrication segments will show a decrease. Net income is expected to reach ¥48 billion with an increase of ¥16 billion as a result of increased income before special items and other factors, even though it is expected to post extraordinary losses resulting from the loss on the disposal of fixed assets and others.

<Income before Special Items Details in Each Segment (FY2004 Ending March 31, 2005)>

(Unit: Billions of Yen)

		Previous forecast	Revised forecast	Difference	Explanations for the difference	Fiscal 2003
Petroleum	Sales	1,900.0	1,950.0	(○) 50.0	Inventories influences, Petrochemicals improvements, etc.	1,751.0
	Income before Special Items	54.0	78.5	(○) 24.5		36.0
Resources and non-ferrous metals	Sales	356.0	377.0	(○) 21.0	Equity in earnings of affiliates, Copper price up, Improved copper premium etc.	314.0
	Income before Special Items	34.5	43.5	(○) 9.0		13.8
Electronic materials	Sales	97.0	90.0	(×) 7.0	Sales decrease in treated rolled copper foil, etc.	73.8
	Income before Special Items	9.5	7.5	(×) 2.0		△2.6
Metal fabrication	Sales	58.0	56.0	(×) 2.0	Sales decrease in IT-related foils/high-performance material products, etc.	47.6
	Income before Special Items	10.0	8.5	(×) 1.5		7.3
Other	Sales	41.0	41.0	—		66.2
	Income before Special Items	△3.0	△3.0	—		△0.7
Eliminations	Sales	△47.0	△47.0	—		△38.0
Total	Sales	2,405.0	2,467.0	(○) 62.0		2,214.6
	Income before Special Items	105.0	135.0	(○) 30.0		53.7

<Reference> Preconditions

		Previous outlook	Revised outlook	Difference	Fiscal 2003
(Common)	Exchange rate (¥/$)	108	108	—	113
Petroleum	Crude oil FOB ($/BBL) *	35.0	35.8	(+) 0.8	27.0
	Paraxylene market trend ($/t) ACP base	873	886	(+) 13	641
Resources & non-ferrous metals	Copper price (¢/lb)	127	134	(+) 7	93
	Electrolytic copper sales volume (1,000t/period)	609	612	(+) 3	622
Electronic materials	Electrodeposited copper foil sales volume (t/month)	2,778	2,431	(-) 347	2,375
	Treated rolled copper foil sales volume (1,000m/month)	3,976	3,352	(-) 624	3,097
	ITO target sales volume (t/month)	20.7	20.2	(-) 0.5	13.6
Metal fabrication	Wrought copper products sales volume (1,000t/period)	37	35	(-) 2	37
	Special steel products sales volume (1,000t/period)	11	10	(-) 1	10
	Rate of High-performance materials products (%)	33%	29%	(-) 4%	22%

* Crude oil FOB - Dubai spot base

File No.82-34805
Exhibit 3

February 10, 2005

Closure of Toyoha mine

Nippon Mining Holdings, Inc has announced that Toyoha mines Co., Ltd, an affiliated company of Nippon Mining & Metals Co., Ltd, would close the Toyoha mine on March 31, 2006 , due to the depletion of ore reserves.

Toyoha has been a leading zinc and lead mine in Japan and has supplied domestic smelters with non-ferrous metal ores for many years. However, despite exploration efforts, Toyoha has not found new reserves that could enable Toyoha to continue the operations and has decided to close the mine.

Toyoha will be committed to the protection of environment and safety, after it stops its mining operations.

Nippon Mining Holdings posts special loss of approximately 11.5 billion yen in connection with the mine closure for 3Q of the fiscal year ending March 31, 2005.

For further information:

Nippon Mining Holdings, INC.
Ichiro Yamamoto/Kenjiro Takamoto/Etsuko Hanashima
Tel 81-3-5573-5123
e-mail ask@shinnikko-hd.co.jp

Nippon Mining & Metals Co., LTD.
Eisuke Yamamoto/Yuji Narazaki
Tel 81-3-5573-7223

File No.82-34805
Exhibit 4

February 10, 2005

Nippon Mining Holdings, Inc.
Japan Energy Corporation

The Share Transfer Transaction with Fuji Oil Company Ltd.

In accordance with the provisions of the Commercial Law, Japan Energy Corporation (Head Office: Minato-ku, Tokyo, President: Mitsunori Takahagi, hereinafter referred to as 'J-Energy'), which is a subsidiary of Nippon Mining Holdings, Inc (Head Office: Minato-ku, Tokyo, President: Yasuyuki Shimizu, hereinafter referred to as 'Nippon Mining'), made a claim for the transfer of its equity share of Fuji Oil Company Ltd. (Head Office: Shinagawa-ku, Tokyo, President: Fumio Sekiya, hereinafter referred to as 'Fuji Oil'). This is due to the fact that Fuji Oil has established AOC Holdings, Inc. (Head Office: Shinagawa-ku, Tokyo, President: Yoshihiro Sakamoto) as a result of its share relocation. This is to inform you that we have reached an agreement with Fuji Oil concerning the share transfer conditions as detailed below:

Note:

1. Description of Transfer Transaction
   (1) Number of the Shares Transferred: Fuji Oil's common stock – 5,112,500
   (2) Transfer Price: ¥8,272 million (¥1,618/share)
   (3) Transfer Date: February 28, 2005 (as scheduled)

2. Others
   (1) J-Energy and Fuji Oil shall continue their dealings in oil products as before regardless of this share transfer.
   (2) As a result of this share transfer, we expect a capital gain of approximately ¥55 billion in Nippon Mining's consolidated financial results for Fiscal 2004.

<Reference: Circumstances of the Share Transfer Transaction>

I. Fuji Oil and Arabian Oil Company Ltd. as a joint holding company established AOC HOLDINGS, INC. on January 31, 2003 by means of share relocation.

II. J-Energy, which has held Fuji Oil's shares, disagreed with the share relocation rate of 1 : 1 and used the warrant in accordance with the provisions of Commercial Law (Article 355 applied mutatis mutandis to Article 371, paragraph1).

III. This case has been examined in the Tokyo District Court to determine the price. The court recommended a settlement on the grounds of its findings, submitted by expert witnesses appointed by the court. As we examined the recommendation and judged its contents reasonable, we decided to settle with Fuji Oil on the matter of the share transfer according to the contents of the recommended settlement.

File No.82-34805
Exhibit 5

Consolidated Financial Results for the Third Quarter of the Fiscal Year Ending March 31,2005("Fiscal 2004")

NIPPON MINING HOLDINGS, INC. (http://www.shinnikko-hd.co.jp/)

Code No. : 5016

Stock Listings : Tokyo, Osaka, Nagoya

Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo

Contact to : IR and Public Relations Department Telephone number : (03) 5573 - 5118

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Matters relating to prepare quarterly consolidated financial statements

(1) Changes in accounting method : Accounting for the valuation of inventory,
Early adoption of a new accounting standard for impairment accounting for fixed assets

(2) Change in scope of consolidation and application of the equity method (a newly consolidated subsidiary)

Consolidation (newly included) 20 (Nikko Real Estate Co., Ltd., Golden Pacific Maritime S.A. NMC Pearl River Mouth Oil Development Co., Ltd., etc.)

(Excluded) 4 (Nikko Petrochemicals Co., Ltd., etc.)

Equity method (newly included) 1 (am/pm JAPAN Co.,Ltd.)

(Excluded) 2 (NMC Pearl River Mouth Oil Development Co., Ltd., etc.)

(Reference) Consolidated subsidiaries : 109, Non-consolidated subsidiary accounted for by equity method : 1, Affiliated companies accounted for by equity method : 18

(3)Quarterly figures are unaudited.

2. Consolidated financial results for the Third Quarter of the Fiscal Year 2004 (From April 1, 2004 to December 31, 2004)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%	millions of yen	%	millions of yen	%
Nine months ended December 31,2004	1,839,032	13.9	87,787	173.1	103,523	198.7
Nine months ended December 31,2003	1,615,133	–	32,144	–	34,659	–
Reference) Fiscal Year ended March 31, 2004	2,214,589		50,397		53,737	

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	%	yen	sen	yen	sen
Nine months ended December 31,2004	39,479	286.0	51	28	–	–
Nine months ended December 31,2003	10,229	–	15	07	–	–
Reference) Fiscal Year ended March 31, 2004	14,854		21	71	–	–

Note: 1. Average number of shares issued (consolidated)

For the nine-months ended December 31, 2004 : 769,844,361shares , For the nine-months ended December 31, 2003 : 678,932,308 shares

For the year ended March 31, 2004 : 678,928,690 shares

2.This represents a percentage of an increase or a decrease from the third quarter of Fiscal year 2003

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of December 31, 2004	1,630,774	343,473
As of December 31, 2003	1,610,008	228,591
Reference) As of March 31,2004	1,572,529	233,742

	Net Worth Ratio	Shareholders' Equity Per Share
	%	yen sen
As of December 31, 2004	21.1	405 45
As of December 31, 2003	14.2	336 70
Reference) As of March 31,2004	14.9	344 01

Note: Number of shares issued at end of Third quarter (consolidated)

For the nine-months ended December 31, 2004 : 847,145,238shares , For the nine-months ended December 31, 2003 : 678,907,086 shares

For the year ended March 31, 2004 : 679,123,537 shares

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
Nine months ended December 31,2004	(22,314)	(15,033)
Nine months ended December 31,2003	51,337	2,675
Reference) Fiscal Year ended March 31, 2004	106,182	4,530

	Cash flows from financing activities	Cash and cash equivalents at end of period
	millions of yen	millions of yen
Nine months ended December 31,2004	20,216	54,266
Nine months ended December 31,2003	(58,332)	72,639
Reference) Fiscal Year ended March 31, 2004	(115,794)	71,347

3. Consolidated projection for the year ending March 31, 2005

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the fiscal year ending March 31,2005	2,467,000	135,000	48,000

(Reference) Projection of Earnings Per Share 60yen 82sen

This projection is based on information available as of February 10, 2005.
The information is subject to change due to changes in the business environment.

【Non-consolidated Basis】

1. Operating results for the Third Quarter of Fiscal Year 2004(From April 1, 2004 to December 31, 2004)
Operating results

	Sales		Operating Income		Income before special items		Net Income	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
Nine months ended December 31,2004	5,774	104.5	2,689	224.5	1,976	258.8	(6,624)	–
Nine months ended December 31,2003	2,824	–	828	–	550	–	471	–
Reference) Fiscal Year ended March 31, 2004	6,949		4,102		3,509		4,613	

This represents a percentage of an increase or a decrease from the third quarter of Fiscal year 2003.

2. Projection for the year ending March 31, 2005

	Sales	Income before special items	Net Income	Dividends	
	millions of yen	millions of yen	millions of yen	yen	sen
For the fiscal year ending March 31,2005	7,000	1,000	(8,000)	8	00

(Reference) Projection of Earnings Per Share - 10yen 13sen

This projection is based on information available as of February 10, 2005.
The information is subject to change due to changes in the business environment.

Consolidated Balance Sheet (Unaudited)

Account title	Third quarter of fiscal year 2004 (As of December 31, 2004)		Fiscal 2003 (As of March 31, 2004)		Increase (Decrease)	Third quarter of fiscal year 2003 (As of December 31, 2003)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Assets	1,630,774	100.0	1,572,529	100.0	58,245	1,610,008	100.0
Current assets	*702,509*	*43.1*	*598,834*	*38.1*	103,675	*616,825*	*38.3*
Cash and time deposits	53,902		71,288		(17,386)	71,166	
Notes and accounts receivable, trade	298,788		240,300		58,488	254,845	
Inventories	291,946		218,671		73,275	225,115	
Other current assets	57,873		68,575		(10,702)	65,699	
Fixed assets	*928,265*	*56.9*	*973,695*	*61.9*	(45,430)	*993,183*	*61.7*
Property, plant and equipment	602,406		618,322		(15,916)	623,277	
Intangible assets	69,672		77,249		(7,577)	82,811	
Investments in securities	183,703		174,359		9,344	183,661	
Other long-term assets	72,484		103,765		(31,281)	103,434	
Total assets	*1,630,774*	*100.0*	*1,572,529*	*100.0*	58,245	*1,610,008*	*100.0*
Liabilities	1,247,214	76.4	1,299,727	82.6	(52,513)	1,341,254	83.3
Current liabilities	*737,551*	*45.2*	*751,311*	*47.7*	(13,760)	*784,694*	*48.7*
Notes and accounts payable, trade	220,033		233,439		(13,406)	220,318	
Short-term borrowing	290,960		333,166		(42,206)	381,813	
Commercial paper	30,500		-		30,500	-	
Current portion of bonds	4,000		1,000		3,000	1,000	
Accounts payable, other	109,929		111,408		(1,479)	118,308	
Other current liabilities	82,129		72,298		9,831	63,255	
Long-term liabilities	*509,663*	*31.2*	*548,416*	*34.9*	(38,753)	*556,560*	*34.6*
Bonds	51,200		56,400		(5,200)	56,400	
Long-term debt	325,439		363,461		(38,022)	372,678	
Other long-term liabilities	133,024		128,555		4,469	127,482	
Minority interest in consolidated subsidiaries	40,087	2.5	39,060	2.5	1,027	40,163	2.5
Shareholders' Equity	343,473	21.1	233,742	14.9	109,731	228,591	14.2
Common stock	*40,000*	*2.5*	*40,000*	*2.5*	-	*40,000*	*2.5*
Capital surplus	201,381	12.3	149,320	9.5	52,061	149,307	9.3
Retained earnings	*83,932*	*5.1*	*43,687*	*2.8*	40,245	*39,055*	*2.4*
Surplus from land revaluation	*(2,420)*	*(0.1)*	*(2,350)*	*(0.1)*	(70)	*(2,280)*	*(0.1)*
Unrealized gain on marketable securities	*22,574*	*1.4*	*26,148*	*1.7*	(3,574)	*24,683*	*1.5*
Accumulated translation adjustment	*(1,675)*	*(0.1)*	*(4,141)*	*(0.3)*	2,466	*(3,193)*	*(0.2)*
Treasury stock, at cost	*(319)*	*(0.0)*	*(18,922)*	*(1.2)*	18,603	*(18,981)*	*(1.2)*
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	*1,630,774*	*100.0*	*1,572,529*	*100.0*	58,245	*1,610,008*	*100.0*

Consolidated Statements of Income (Unaudited)

Account title	For the nine months ended December 31,2004		For the nine months ended December 31,2003		Increase (Decrease)	Fiscal 2003 (from April 1, 2003 to March 31, 2004)	
	millions of yen	%	millions of yen	%	millions of yen	millions of yen	%
Operating income							
Net sales	1,839,032	100.0	1,615,133	100.0	223,899	2,214,589	100.0
Cost of sales	1,619,198	88.0	1,441,632	89.3	177,566	1,974,059	89.1
Selling, general and administrative expenses	132,047	7.2	141,357	8.7	(9,310)	190,133	8.6
Operating Income	*87,787*	*4.8*	*32,144*	*2.0*	55,643	*50,397*	*2.3*
Other income	30,351	*1.6*	19,598	*1.2*	10,753	25,891	*1.1*
Interest and dividend income	1,910		2,346		(436)	3,180	
Amortization of consolidation adjustment account	3,802		3,481		321	4,623	
Equity in income of non-consolidated subsidiary and affiliates	21,108		8,496		12,612	10,976	
Other	3,531		5,275		(1,744)	7,112	
Other loss	14,615	*0.8*	17,083	*1.1*	(2,468)	22,551	*1.0*
Interest expenses	9,669		11,239		(1,570)	14,643	
Other	4,946		5,844		(898)	7,908	
Income before special items	*103,523*	*5.6*	*34,659*	*2.1*	68,864	*53,737*	*2.4*
Special profit	23,607	*1.3*	9,192	*0.6*	14,415	15,754	*0.7*
Gain on sales of fixed assets	1,333		-		1,333	3,697	
Gain on maturities of investments in securities	-		8,454		(8,454)	8,454	
Gain on sales of investments in securities	9,405		634		8,771	2,431	
Gain on change in equity of consolidated subsidiaries	7,000		-		7,000	-	
Amortization of prior service cost	5,561		-		5,561	-	
Other	308		104		204	1,172	
Special loss	47,356	*2.6*	32,367	*2.0*	14,989	47,886	*2.1*
Loss on disposal of fixed assets	7,415		5,083		2,332	11,909	
Impairment losses	18,363		-		18,363	-	
Loss on write-down of investments in securities	247		814		(567)	1,090	
Reorganization and restructuring costs	17,535		24,904		(7,369)	28,030	
Addition to environmental remediation allowance	2,581		-		2,581	-	
Loss on write-down of goodwill	-		-		-	3,182	
Other	1,215		1,566		(351)	3,675	
Income before income taxes	*79,774*	*4.3*	*11,484*	*0.7*	68,290	*21,605*	*1.0*
Income taxes	25,668	*1.4*	11,976	*0.7*	13,692	15,800	*0.7*
Deferred income tax	6,258	*0.3*	(13,876)	*(0.8)*	20,134	(12,938)	*(0.6)*
Minority interest in net earnings of consolidated subsidiaries	(8,369)	*(0.5)*	(3,155)	*(0.2)*	(5,214)	(3,889)	*(0.2)*
Net income	*39,479*	*2.1*	*10,229*	*0.6*	29,250	*14,854*	*0.7*

Consolidated Statement of Retained Earnings (Unaudited)

(millions of yen)

Account Title	For the nine months ended December 31,2004	For the nine months ended December 31,2003	Fiscal 2003 (from April 1, 2003 to March 31, 2004)
Capital Surplus:			
Balance at beginning of year	149,320	149,307	149,307
Increase in capital surplus	56,164	0	13
Gain on disposition of treasury stock*	56,164	0	13
Decrease in capital surplus	4,103	-	-
Cash dividends paid	4,079	-	-
Bonuses to directors	24	-	-
Balance at end of year (period)	201,381	149,307	149,320
Retained Earnings:			
Balance at beginning of year	43,687	(21,406)	(21,406)
Increase in retained earnings	40,539	63,914	68,546
Net income	39,479	10,229	14,854
Increase arising from change of consolidated subsidiaries	990	35	35
Increase arising from change of affiliates accounted for by equity method	-	1,440	1,440
Increase arising from merger of consolidated subsidiaries	-	156	156
Reclassification with surplus from land revaluation **	70	52,054	52,061
Decrease in retained earnings	294	3,453	3,453
Cash dividends paid	-	2,720	2,720
Bonuses to directors	97	54	54
Decrease arising from change of consolidated subsidiaries	197	679	679
Balance at end of year (period)	83,932	39,055	43,687

The contents are as follows.

* *This resulted mainly from the offering of treasury stock (168,165,500 shares) in August, 2004*

** *This resulted from the establishment of Japan Energy corporation (a split-off of the petroleum business from the former Japan Energy Corporation.)*

Consolidated Statement of Cash Flows (Unaudited)

Account title	For the nine months ended December 31,2004	For the nine months ended December 31,2003	Fiscal 2003 (from April 1, 2003 to March 31, 2004)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes	79,774	11,484	21,605
Depreciation and amortization	34,990	35,054	45,862
Impairment losses	18,363	—	—
Amortization of consolidation adjustment account	(3,607)	(3,007)	(4,040)
Interest and dividend income	(1,910)	(2,346)	(3,180)
Interest expenses	9,669	11,239	14,643
Equity in income of non-consolidated subsidiaries and affiliates	(21,108)	(8,496)	(10,976)
Gain on maturities and sales of investments in securities	(9,405)	(9,088)	(10,885)
Loss on write-down of investments in securities	247	814	1,090
Loss on sales and disposal of property, plant and equipment	6,082	5,083	8,212
Gain on change in equity of consolidated subsidiaries	(7,000)	—	—
Reorganization and restructuring costs	17,535	24,904	28,030
Increase in trade receivables	(57,677)	(25,464)	(10,952)
Increase in inventories	(70,819)	(9,700)	(3,320)
Decrease in trade payables	5,120	42,461	47,129
Other	8	(4,315)	399
Subtotal	262	68,623	123,617
Interest and dividend received	4,914	4,100	9,593
Interest paid	(9,494)	(10,521)	(14,824)
Payment for special retirement benefits	(473)	(2,519)	(2,631)
Income taxes paid	(17,523)	(8,346)	(9,573)
Net cash provided by (used in) operating activities	(22,314)	51,337	106,182
Cash flows from investing activities			
Payments for acquisition of property,plant and equipment	(32,904)	(20,921)	(28,098)
Proceeds from sales of property,plant and equipment	10,784	5,799	10,576
Payments for acquisition of intangible fixed assets	(1,710)	(3,172)	(4,017)
Payments for acquisition of investments in securities	(11,857)	(1,138)	(1,172)
Proceeds from maturities or sales of investments in securities	15,295	13,824	21,461
Proceeds from acquisition of investments in consolidated due to change of consolidation group	1,905	—	—
Increase (decrease) in short-term loans	(268)	2,129	2,638
Payments for lending of long-term loans	(2,369)	(1,487)	(3,803)
Collection of long-term loans	7,840	5,411	7,602
Other	(1,749)	2,230	(657)
Net cash provided by (used in) investing activities	(15,033)	2,675	4,530
Cash flows from financing activities			
Decrease (increase) in short-term borrowing ,net	(11,804)	11,295	(8,084)
Increase in commercial paper	30,500	—	—
Proceeds from borrowing of long-term bank loans and others	5,704	85,816	101,067
Repayments of long-term bank loans and others	(87,100)	(152,812)	(206,019)
Payments for redemption of bonds	(2,200)	—	—
Proceeds from third-party share allotment of consolidated subsidiaries	17,100	—	—
Proceeds from offering of trasury stock	74,840	—	—
Cash dividends paid	(4,079)	(2,720)	(2,720)
Other	(2,745)	89	(38)
Net cash provided by (used in) financing activities	20,216	(58,332)	(115,794)
Effect of exchange rate changes on cash and cash equivalents	481	(512)	(1,042)
Net decrease in cash and cash equivalents	(16,650)	(4,832)	(6,124)
Cash and cash equivalents at beginning of period	71,347	76,294	76,294
Increase due to subsidiaries newly included consolidation	988	1,177	1,177
Decrease due to subsidiaries excluded consolidation	(1,419)	—	—
Cash and cash equivalents at end of period	54,266	72,639	71,347

Segment Information (Unaudited)

1. Segment Information summarized by product group

For the nine-months ended December 31, 2004 (from April 1, 2004 to December 31, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,440,864	268,369	66,407	36,489	26,903	1,839,032	-	1,839,032
(2) Inter-group	4,928	15,881	2,206	5,369	6,548	34,932	(34,932)	-
Total	1,445,792	284,250	68,613	41,858	33,451	1,873,964	(34,932)	1,839,032
Operating costs and expenses	1,382,896	273,108	59,916	34,344	36,491	1,786,755	(35,510)	1,751,245
Operating Income (loss)	62,896	11,142	8,697	7,514	(3,040)	87,209	578	87,787
Income (loss) before special items	60,384	31,006	7,548	7,526	(2,603)	103,861	(338)	103,523

For the nine-months ended December 31, 2003 (from April 1, 2003 to December 31, 2003) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,280,509	208,192	51,694	31,079	43,659	1,615,133	-	1,615,133
(2) Inter-group	3,189	11,147	2,093	3,758	6,218	26,405	(26,405)	-
Total	1,283,698	219,339	53,787	34,837	49,877	1,641,538	(26,405)	1,615,133
Operating costs and expenses	1,257,040	217,353	54,138	29,863	51,598	1,609,992	(27,003)	1,582,989
Operating Income (loss)	26,658	1,986	(351)	4,974	(1,721)	31,546	598	32,144
Income (loss) before special items	25,621	8,725	(3,308)	4,916	(1,952)	34,002	657	34,659

For the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,745,635	295,571	71,192	41,721	60,470	2,214,589	-	2,214,589
(2) Inter-group	5,365	18,439	2,648	5,850	5,721	38,023	(38,023)	-
Total	1,751,000	314,010	73,840	47,571	66,191	2,252,612	(38,023)	2,214,589
Operating costs and expenses	1,713,241	308,968	73,408	40,249	67,382	2,203,248	(39,056)	2,164,192
Operating Income (loss)	37,759	5,042	432	7,322	(1,191)	49,364	1,033	50,397
Income (loss) before special items	35,957	13,798	(2,601)	7,283	(1,428)	53,009	728	53,737

Note 1. Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, liquefied petroleum gas, petrochemicals, lubricating oil, marine transportation(petroleum), engineering, real estate, etc.
Resources and Non-ferrous Metals	: resource development,copper, gold, silver, zinc, sulfuric acid, marine transportation (non-ferrous metals), etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials, etc.
Metal Fabrication	: wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	: information service, etc.

Accounting changes

1.Valuation of metal inventories except for gold, silver, platinum and palladium , and of electronic materials inventories

Effective April 1,2004,several consolidated subsidiaries changed the valuation method of metal inventories except for gold, silver, platinum and palladium ,and of electronic materials inventories from the last-in, first-out method to the first-in, first-out method.
The main reason for this change is that the first-in, first-out method is considered to generate more appropriate cost of sales in the consolidated financial statements.
As a result of this change, operating costs and expenses of Resources and Non-ferrous Metals has decreased by ¥2,155 million, operating income and income before special items have increased by the same amount, as compared with the amounts which would have been reported if the previous method had been applied consistently.
Concerning Electronic Materials, operating costs and expenses has decreased by ¥4,532 million, operating income has increased by the same amount, and income before special items has increased by ¥4,419 million, as compared with the amounts which would have been reported if the previous method had been applied consistently.

2.Early adoption of a new accounting standard for impairment accounting for fixed assets

Effective April 1,2004, the company and its consolidated subsidiaries adopted a new accounting standard for impairment accounting for fixed assets as early adoption of standards was permitted from the fiscal year ended March 31,2004.
The effect of the adoption of this new standard was to decrease income before income taxes by ¥9,713 million ,
In addition, some of overseas consolidated subsidiaries had already adopted impairment accounting for fixed assets as required by the accounting principles generally accepted in the countries.The amounts of impairment losses for those subsidiaries were ¥8,650 million.

Quarterly Review & Annual Forecasts FY2004 (Unaudited)

	Fiscal Year 2004				
	1Q (from Apr.1,2004 to Jun.30,2004)	2Q (from Jul.1,2004 to Sep.30,2004)	3Q (from Oct.1,2004 to Dec.31,2004)	4Q (from Jan.1,2005 to Mar.31,2005) (Forcasts)	FY2004 (from Apr.1,2004 to Mar.31,2005) (Forcasts)
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net Sales	555,954	614,190	668,888	627,968	2,467,000
Income before special items	23,830	30,608	49,085	31,477	135,000
Net Income	14,198	3,803	21,478	8,521	48,000
					yen
Earnings per share					60.82
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Total Assets	1,591,885	1,574,581	1,630,774	1,602,000	1,602,000
Shareholders' Equity	244,528	319,277	343,473	350,000	350,000
					yen
Shareholders' Equity per share					413.15
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Cash flows from operating activities	(46,669)	33,179	(8,824)	28,914	6,600
Cash flows from investing activities	(6,094)	(3,564)	(5,375)	(15,067)	(30,100)
Cash flows from financing activities	28,996	(24,294)	15,514	(17,816)	2,400
Cash and cash equivalents at end of period	50,324	52,624	54,266	50,000	50,000

	Fiscal Year 2003				
	1Q (from Apr.1,2003 to Jun.30,2003)	2Q (from Jul.1,2003 to Sep.30,2003)	3Q (from Oct.1,2003 to Dec.31,2003)	4Q (from Jan.1,2004 to Mar.31,2004)	FY2003 (from Apr.1,2003 to Mar.31,2004)
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Net Sales	516,053	536,312	562,768	599,456	2,214,589
Income before special items	10,963	8,381	15,315	19,078	53,737
Net Income	2,489	1,664	6,076	4,625	14,854
					yen
Earnings per share					21.71
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Total Assets	1,573,989	1,586,402	1,610,008	1,572,529	1,572,529
Shareholders' Equity	207,368	222,659	228,591	233,742	233,742
					yen
Shareholders' Equity per share					344.01
	millions of yen	millions of yen	millions of yen	millions of yen	millions of yen
Cash flows from operating activities	(3,033)	12,959	41,411	54,845	106,182
Cash flows from investing activities	(6,434)	9,177	(68)	1,855	4,530
Cash flows from financing activities	(16,523)	(3,083)	(38,726)	(57,462)	(115,794)
Cash and cash equivalents at end of period	50,389	70,507	72,639	71,347	71,347

Financial Results for the Third Quarter of the FY2004

I Financial Results for 3Q FY2004

1. Operating Results(consolidated)
2. Information by Segments
   <1> Petroleum (Japan Energy Group)
   <2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)
   <3> Electronic Materials (Nikko Materials Group)
   <4> Metal Fabrication (Nikko Metal Manufacturing Group)
   <5> Other

II Annual Forecasts FY2004

1. Comparison with FY2003
   <1> Petroleum (Japan Energy Group)
   <2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)
   <3> Electronic Materials (Nikko Materials Group)
   <4> Metal Fabrication (Nikko Metal Manufacturing Group)
   <5> Other
2. Comparison with the previous forecasts
3. Quarterly Review

III Balance Sheet, Cash Flows etc.

1. Consolidated Balance Sheet
2. Consolidated Cash Flows
3. Dividends
4. Interest-bearing Debt
5. Debt to Equity Ratio
6. Capital Expenditure and Depreciation
7. Number of Employees

Nippon Mining Holdings, INC.

February 10, 2005

※Statements which are not an historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Financial Results for 3Q FY2004

1. Operating Results(consolidated)

(Billions of Yen)

	FY2004			FY2003			Defferences	
	1H	3Q (3months)	Total	1H	3Q (3months)	Total	3Q (3months)	Total
Net Sales	1,170.1	668.9	1,839.0	1,052.4	562.8	1,615.1	○106.1	○223.9
Operating Income	47.2	40.6	87.8	18.5	13.6	32.1	○27.0	○55.6
Other Income	7.2	8.5	15.7	0.8	1.7	2.5	○ 6.8	○13.2
Ordinary Income	54.4	49.1	103.5	19.3	15.3	34.7	○33.8	○68.9
Special Profit (Loss)	(13.7)	(10.1)	(23.7)	(21.0)	(2.2)	(23.2)	× 7.9	×0.6
Income Taxes	17.7	14.2	31.9	(7.7)	5.8	(1.9)	× 8.4	×33.8
Minority Interest	5.0	3.4	8.4	1.9	1.3	3.2	× 2.1	×5.2
Net Income	18.0	21.5	39.5	4.2	6.1	10.2	○15.4	○29.3

(1) Scope of Consolidation

① Consolidated subsidiaries 109 (20 additions, 4 reductions)
② Equity method affiliates 19 (1 addition, 2 reductions)

(2) 3Q (3 months ended Dec.31 2004))

<Billions of yen>

① Ordinary Income ○33.8

(Comparison with the same period of the previous year)

[1] Operating Income ○27.0
- Petroleum ○21.7
- Resources & Non-ferrous Metals ○2.7
- Electronic Materials ○0.7
- Metal Fabrication ×0.1
- Other ○1.9

Total ○ 27.0

[2] Other Income ○6.8
- Interest and dividends ×0.1
- Amortization of negative good will ○0.2
- Equity in gain of affiliates ○5.6
- Interest expenses ○0.3
- Others ○0.8

Total ○6.8

② Special Profit(Loss) (10.1)
- Gain on sales of securities 4.8
- Gain on sales of fixed assets 0.3
- Restructuring costs (11.6)
- Allowance for environmental protection (2.6)
- Loss on disposal of fixed assets (0.7)
- Others (0.3)

Total (10.1)

(3) 3Q (9 months ended Dec.31 2004)

<Billions of yen>

① Ordinary Income ○68.9

(Comparison with the same period of the previous year)

[1] Operating Income ○55.6
- Petroleum ○36.2
- Resources & Non-ferrous Metals ○9.2
- Electronic Materials ○9.0
- Metal Fabrication ○2.5
- Other ×1.3

Total ○55.6

[2] Other Income ○13.2
- Interest and dividends ×0.4
- Amortization of negative good will ○0.3
- Equity in gain of affiliates ○12.6
- Interest expenses ○1.6
- Others ×0.9

Total ○13.2

② Special Profit(Loss) (23.7)
- Gain on sales of securities 9.4
- Gain on change in equity of consolidated subsidiaries 7.0
- Amortization of prior service cost 5.6
- Gain on sales of fixed assets 1.3
- Impairment losses (18.4)
- Restructuring costs (17.5)
- Loss on disposal of fixed assets (7.4)
- Allowance for environmental protection (2.6)
- Others (1.1)

Total (23.7)

(4) Segments

(Billions of Yen)

		FY2004			FY2003			Differences (Total)
		1H	3Q	Total	1H	3Q	Total	
Petroleum	Net Sales	901.5	544.3	1,445.8	830.8	452.9	1,283.7	(○)162.1
	Operating Income	29.9	33.0	62.9	15.4	11.3	26.7	(○) 36.2
	Ordinary Income	26.5	33.9	60.4	14.6	11.1	25.6	(○) 34.8
Resources & Non-ferrous Metals	Net Sales	189.0	95.3	284.3	143.2	76.2	219.3	(○) 64.9
	Operating Income	7.5	3.6	11.1	1.1	0.9	2.0	(○) 9.2
	Ordinary Income	19.5	11.5	31.0	5.1	3.6	8.7	(○) 22.3
Electronic Materials	Net Sales	46.7	21.9	68.6	37.1	16.6	53.8	(○) 14.8
	Operating Income	7.1	1.6	8.7	(1.3)	0.9	(0.4)	(○) 9.0
	Ordinary Income	6.4	1.2	7.5	(3.5)	0.2	(3.3)	(○) 10.9
Metal Fabrication	Net Sales	28.6	13.3	41.9	22.2	12.6	34.8	(○) 7.0
	Operating Income	5.4	2.1	7.5	2.8	2.2	5.0	(○) 2.5
	Ordinary Income	5.4	2.1	7.5	2.7	2.2	4.9	(○) 2.6
Other	Net Sales	29.2	4.2	33.5	36.7	13.2	49.9	(×) 16.4
	Operating Income	(2.8)	0.3	(2.5)	0.5	(1.6)	(1.1)	(×) 1.3
	Ordinary Income	(3.3)	0.3	(2.9)	0.5	(1.8)	(1.3)	(×) 1.6
Eliminations	Net Sales	(24.8)	(10.1)	(34.9)	(17.6)	(8.8)	(26.4)	(×) 8.5
Total	Net Sales	1,170.1	668.9	1,839.0	1,052.4	562.8	1,615.1	(○)223.9
	Operating Income	47.2	40.6	87.8	18.5	13.6	32.1	(○) 55.6
	Ordinary Income	54.4	49.1	103.5	19.3	15.3	34.7	(○) 68.9

※Net Sales by segments include inter-segment sales.
※Income in "Eliminations or Corporate" are included in "Other".

(5) Key Data

		FY2004			FY2003		
		1H	3Q	Total	1H	2H	Total
All Segments	Exchange Rate (¥/$)	110	106	109	118	109	115
Petroleum	Dubai Spot Price ($/BL)	34.8	35.5	35.0	25.5	27.7	26.2
	Market Price of Paraxylene ($/t)	806	993	868	608	632	616
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	128	140	132	77	93	82
	Electrolytic Copper Sales (1000 tones)	313	151	464	301	159	460
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,735	2,313	2,594	2,367	2,142	2,310
	Treated Rolled Copper Foil Sales (1000 meters/month)	4,102	2,716	3,640	2,743	3,251	2,912
	ITO Target Sales (tones/month)	19.1	21.0	19.7	11.7	14.8	12.7
Metal Fabrication	Wrought copper products (1000tones)	19	8	27	18	10	28
	Special Steel Products (1000tones)	6	2	8	5	3	8
	High Quality Products Ratio	30%	27%	29%	20%	22%	21%

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results (Billions of Yen)

	FY2004			FY2003			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	901.5	544.3	1,445.8	830.8	452.9	1,283.7	(○) 162.1
Operating Income	29.9	33.0	62.9	15.4	11.3	26.7	(○) 36.2
Ordinary Income	26.5	33.9	60.4	14.6	11.1	25.6	(○) 34.8

< Factors in ¥34.8bn increase in the ordinary income >

- Influence of Inventories ○¥15.5bn (3Q 2003: (¥2.6bn)→ 3Q 2004: ¥12.9bn)
- Medium-term Management Program ○¥6.0bn
- Petrochemical improvements ○¥13.0bn
- Margins due to the time lag and others ○¥1.7bn
- Other income(loss) ×¥1.4bn

(2) Sales volume

	Domestic sales volume (thousands of KL)			Growth rate
	FY2004			(04/1Q-3Q vs. 03/1Q-3Q)
	1H	3Q	Total	
Gasoline	3,260	1,575	4,834	101.1%
Naphtha	1,495	989	2,485	105.2%
Jet Fuel	365	171	535	94.0%
Kerosene	721	837	1,557	99.1%
Gas Oil	2,167	1,158	3,325	99.4%
A Heavy Fuel	1,171	709	1,880	119.5%
C Heavy Fuel	1,114	570	1,684	85.4%
Total	10,293	6,007	16,301	100.8%
Gasoline & Middle Distillation	7,319	4,278	11,597	102.9%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units

(millions of KL)

		FY2004			FY2003				
		Apr-Jun	Jul-Sep	Oct-Dec	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
Group Total	Refining volume	6.30	6.70	7.40	7.07	6.45	6.91	7.38	27.81
	Utilization rate	74%	78%	86%	84%	76%	81%	88%	82%
	Comparison with Previous Year	89%	104%	107%	121%	100%	99%	100%	105%
Mizushima	Refining volume	2.93	2.46	2.94	2.63	2.44	2.32	2.81	10.21
	Utilization rate	99%	82%	98%	91%	84%	79%	97%	88%
	Comparison with Previous Year	111%	100%	126%	101%	97%	88%	100%	96%
Kashima	Refining volume	1.60	2.29	2.59	2.46	2.18	2.63	2.61	9.87
	Utilization rate	58%	83%	93%	89%	79%	95%	95%	89%
	Comparison with Previous Year	65%	105%	99%	166%	96%	106%	101%	112%

☆Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery：205,200 Barrels/Day

Kashima Oil Kashima Refinery：190,000 Barrels/Day

Fuji Oil Sodegaura Refinery：192,000 Barrels/Day

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

	FY2004			FY2003			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	189.0	95.3	284.3	143.2	76.2	219.3	(○)64.9
Operating Income	7.5	3.6	11.1	1.1	0.9	2.0	(○)9.2
Ordinary Income	19.5	11.5	31.0	5.1	3.6	8.7	(○)22.3

< Factors in ¥22.3 bn increase in the ordinary income >

- Nippon Mining & Metals and consolidated subsidiaries (○)¥8.7bn
  (metal prices up, copper premium improvement, inventory valuation method))
- Equity in income of affiliates (○)¥13.6bn
  (Minera Los Perambres (○)¥9.0bn(copper and molybdenum price up),
  LG-Nikko (○)2.0bn(copper price up, foreign currency transaction etc.)

(2) Price and Sales Volume

		FY2004			FY2003			Differences
		1H	3Q	Total	1H	2H	Total	Total
Price	Copper (¢/lb)	128	140	132	77	93	82	(+)50
	Zinc ($/t)	1,004	1,114	1,040	797	930	842	(+)198
	Gold ($/TOZ)	397	434	410	355	392	367	(+)43
	Platinum($/TOZ)	834	848	839	669	766	702	(+)137
	Palladium ($/TOZ)	236	208	227	179	199	186	(+)41
Sales Volume (thousand tones)	Copper	313	151	464	301	159	460	(+)4
	Zinc	42	22	64	41	23	65	–

<3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

	FY2004			FY2003			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	46.7	21.9	68.6	37.1	16.6	53.8	(○)14.8
Operating Income (Loss)	7.1	1.6	8.7	(1.3)	0.9	(0.4)	(○)9.0
Ordinary Income (Loss)	6.4	1.2	7.5	※(3.5)	0.2	(3.3)	(○)10.9

※ Including the income loss of the 3rd quarter of GEI (1.5 billion yen)

< Factors in ¥10.9bn increase in the ordinary income >

①Operating Income (○)¥9.0bn

- Electro-deposited copper foil(○)¥2.2bn
- Treated rolled copper foil (○)¥0.9bn
- Sputtering Target(○)¥5.1bn
- Compound semiconductor materials and others(○)¥1.4bn
- Expenses including development cost(×)¥0.5bn

②Other Income (Expenses) (○)¥1.9bn

- Pension liabilities amortization (○)¥0.6bn
- Exchange gain and loss (○)¥1.0bn

(2) Breakdown by Products

(Billions of Yen)

		FY2004			FY2003			Differences
		1H	3Q	Total	1H	3Q	Total	Total
Electro-Deposited Copper Foil	Net Sales	13.0	6.4	19.4	※ 13.4	4.4	17.8	(○) 1.6
	Operating Income(Loss)	(1.2)	(0.7)	(1.9)	※(3.5)	(0.6)	(4.1)	(○) 2.2
Treated Rolled Copper Foil and Target	Net Sales	28.0	13.0	41.0	18.0	9.7	27.7	(○)13.3
	Operating Income(Loss)	9.3	3.0	12.3	4.0	2.3	6.3	(○) 6.0
Compound Semiconductor Materials and Others	Net Sales	5.7	2.5	8.2	5.7	2.5	8.2	–
	Operating Income(Loss)	(1.0)	(0.7)	(1.7)	(1.8)	(0.8)	(2.6)	(○) 0.9
Total	Net Sales	46.7	21.9	68.6	37.1	16.6	53.8	(○)14.8
	Operating Income(Loss)	7.1	1.6	8.7	(1.3)	0.9	(0.4)	(○) 9.0

※:Including the 3rd quarter of GEI (Sales: 2.6bn yen , Operating Loss:1.2bn yen)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

	FY2004			FY2003			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	28.6	13.3	41.9	22.2	12.6	34.8	(○)7.0
Operating Income	5.4	2.1	7.5	2.8	2.2	5.0	(○)2.5
Ordinary Income	5.4	2.1	7.5	2.7	2.2	4.9	(○)2.6

< Factors in ¥2.6bn increase in the ordinary income >

- Sales increase (○)¥2.0bn (copper foil(0)¥0.6bn, corson alloy(0)¥0.5bn, phosphor bronze(0)¥0.1bn)
- Metal prices up (○)¥0.5bn (copper(0)¥0.3bn, nickel(0)¥0.2bn)
- Others (○)¥0.1bn

(2) Sales by Products

(Billions of Yen)

		FY2004			FY2003			Differences
		1H	3Q	Total	1H	3Q	Total	Total
Wrought copper	Phosphor bronze	6.8	3.2	10.0	5.3	3.1	8.4	○1.6
	Corson alloy	2.9	1.1	4.0	1.9	1.1	3.0	○1.0
	Copper foil	4.1	1.1	5.2	2.6	1.5	4.1	○1.1
	Others	3.6	1.8	5.4	2.9	1.4	4.3	○1.1
Special steel	Stainless steel	2.3	1.1	3.4	1.8	0.9	2.7	○0.7
	High-nickel alloy	3.4	1.8	5.2	2.8	1.5	4.3	○0.9
	Others	0.2	-	0.2	0.2	0.1	0.3	×0.1
Others (precision manufacturing etc.)		5.3	3.2	8.5	4.7	3.0	7.7	○0.7
Total		28.6	13.3	41.9	22.2	12.6	34.8	○7.0

<5>Other

(1) Operating Results

(Billions of Yen)

	FY2004			FY2003			Differences
	1H	3Q	Total	1H	3Q	Total	Total
Net Sales	29.2	4.2	33.5	36.7	13.2	49.9	(×)16.4
Operating Income (Loss)	(2.8)	0.3	(2.5)	0.5	(1.6)	(1.1)	(×) 1.3
Ordinary Income (Loss)	(3.3)	0.3	(2.9)	0.5	(1.8)	(1.3)	(×) 1.6

※Income in "Eliminations or Corporate" are included in the above.

(2) Independent operating company

(Billions of Yen)

		FY2004			FY2003		
		1H	3Q	Total	1H	3Q	Total
CCS	Net Sales	6.4	2.5	9.0	6.5	2.9	9.4
	Ordinary Income (Loss)	0.1	0.0	0.1	0.0	(0.1)	(0.1)

Ⅱ Annual Forecasts FY2004

1. Comparison with FY2003

(1) Assumptions

		FY2004			FY2003		
		1H	2H	Total	1H	2H	Total
All Segments	Exchange Rate (¥/$)	110	106	108	118	108	113
Petroleum	Dubai Spot Price ($/BL)	34.8	36.8	35.8	25.5	28.6	27.0
	Market Price of Paraxylene ($/t)	806	965	886	608	674	641
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	128	140	134	77	109	93
	Electrolytic Copper Sales (1000 tones)	313	299	612	301	321	622
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,735	2,128	2,431	2,367	2,380	2,375
	Treated Rolled Copper Foil Sales (1000 meters/month)	4,102	2,603	3,352	2,743	3,451	3,097
	ITO Target Sales (tones/month)	19.1	21.3	20.2	11.7	15.5	13.6
Metal Fabrication	Wrought copper products (1000tones)	19	16	35	18	19	37
	Special Steel Products (1000tones)	6	4	10	5	5	10
	High Quality Products Ratio	30%	27%	29%	20%	25%	22%

(2) Operating Forecasts(consolidated)

(Billions of Yen)

	FY2004			FY2003			Differences (FY2004-FY2003)
	1H	2H	Total	1H	2H	Total	
Net Sales	1,170.1	1,296.9	2,467.0	1,052.4	1,162.2	2,214.6	(○) 252.4
Operating Income	47.2	67.3	114.5	18.5	31.9	50.4	(○) 64.1
Ordinary Income	54.4	80.6	135.0	19.3	34.4	53.7	(○) 81.3
Net Income	18.0	30.0	48.0	4.2	10.7	14.9	(○) 33.1
Ordinary Margin (%)	4.7%	6.2%	5.5%	1.8%	3.0%	2.4%	(○) 3.0%
Earnings Per Share (yen)			60.8			21.7	(+) 39.1

(3) Operating Forecasts by Segments

(Billions of Yen)

		FY2004			FY2003			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Petroleum	Net Sales	901.5	1,048.5	1,950.0	830.8	920.2	1,751.0	(○)70.7	(○)128.3	(○)199.0
	Operating Income	29.9	52.6	82.5	15.4	22.4	37.8	(○)14.5	(○) 30.2	(○) 44.7
	Ordinary Income	26.5	52.0	78.5	14.6	21.4	36.0	(○)11.9	(○) 30.6	(○) 42.5
Resources & Non-ferrous Metals	Net Sales	189.0	188.0	377.0	143.2	170.8	314.0	(○)45.8	(○) 17.2	(○) 63.0
	Operating Income	7.5	8.0	15.5	1.1	3.9	5.0	(○) 6.4	(○) 4.0	(○) 10.5
	Ordinary Income	19.5	24.0	43.5	5.1	8.7	13.8	(○)14.3	(○) 15.4	(○) 29.7
Electronic Materials	Net Sales	46.7	43.3	90.0	37.1	36.7	73.8	(○) 9.6	(○) 6.6	(○) 16.2
	Operating Income	7.1	2.4	9.5	(1.3)	1.7	0.4	(○) 8.4	(○) 0.7	(○) 9.1
	Ordinary Income	6.4	1.1	7.5	(3.5)	0.9	(2.6)	(○) 9.9	(○) 0.2	(○) 10.1
Metal Fabrication	Net Sales	28.6	27.4	56.0	22.2	25.4	47.6	(○) 6.4	(○) 2.1	(○) 8.4
	Operating Income	5.4	3.1	8.5	2.8	4.5	7.3	(○) 2.7	(×) 1.5	(○) 1.2
	Ordinary Income	5.4	3.1	8.5	2.7	4.6	7.3	(○) 2.7	(×) 1.5	(○) 1.2
Other	Net Sales	29.2	11.8	41.0	36.7	29.5	66.2	(×) 7.5	(×) 17.7	(×) 25.2
	Operating Income	(2.8)	1.3	(1.5)	0.5	(0.7)	(0.2)	(×) 3.3	(○) 1.9	(×) 1.3
	Ordinary Income	(3.3)	0.3	(3.0)	0.5	(1.2)	(0.7)	(×) 3.8	(○) 1.5	(×) 2.3
Eliminations	Net Sales	(24.8)	(22.2)	(47.0)	(17.6)	(20.4)	(38.0)	(×) 7.2	(×) 1.8	(×) 9.0
Total	Net Sales	1,170.1	1,296.9	2,467.0	1,052.4	1,162.2	2,214.6	(○)117.8	(○)134.6	(○)252.4
	Operating Income	47.2	67.3	114.5	18.5	31.9	50.4	(○)28.7	(○) 35.4	(○) 64.1
	Ordinary Income	54.4	80.6	135.0	19.3	34.4	53.7	(○)35.1	(○) 46.2	(○) 81.3

※Net Sales include inter-segments sales.

(4) Comparison of Ordinary Income (FY2004 vs. FY2003)

(Billions of Yen)

	FY2004	FY2003	Differences	Factors
Petroleum	78.5	36.0	(○)42.5	・Inventories (○) 18.0 ・Mid-term Mng. Plan (○) 9.0 ・Petrochemicals (○) 15.0 ・Time Lag and others (○) 2.7 ・Other Income (×) 2.2
Resources & Non-ferrous Metals	43.5	13.8	(○)29.7	・Nippon Mining & Metals and consolidated subsidiaries (○)9.5 ((○)metal prices up, copper premium improvement, change of inventory valuation method (×)yen appreciation, deteriorated TC/RC) ・Equity in earnings of affiliates (○)20.2 (Minera Los Perambres ○¥14.0bn(copper and molybdenum price up), LG-Nikko ○ 3.7bn(copper price up, termination of goodwill amortization, foreign currency transaction, deteriorated TC/RC)
Electronic Materials	7.5	(2.6)	(○)10.1	Sales increase of electro-deposited, treated rolled copper foil, and sputtering target Change of inventory valuation method
Metal Fabrication	8.5	7.3	(○)1.2	Sales increase in IT related products (foils, high-function materials such as copper foil, corson alloy, phosphor bronze)
Others	(3.0)	(0.7)	(×)2.3	Loss in am/pm Japan
Total	135.0	53.7	(○)81.3	

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

	FY2004			FY2003			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	901.5	1,048.5	1,950.0	830.8	920.2	1,751.0	(○)70.7	(○)128.3	(○)199.0
Operating Income	29.9	52.6	82.5	15.4	22.4	37.8	(○)14.5	(○)30.2	(○)44.7
Ordinary Income	26.5	52.0	78.5	14.6	21.4	36.0	(○)11.9	(○)30.6	(○)42.5

(2) Growth rate of fuel oil

	Domestic sales volume (thousands of KL)			Annual growth rate
	FY2004	FY2003	Differences	
Gasoline	6,372	6,327	45	100.7%
Naphtha	3,344	3,110	234	107.5%
Jet Fuel	704	741	△ 37	95.0%
Kerosene	2,832	2,847	△ 15	99.5%
Gas Oil	4,404	4,434	△ 30	99.3%
A Heavy Fuel	2,677	2,333	344	114.7%
C Heavy Fuel	2,258	2,672	△ 414	84.5%
Total	22,591	22,464	127	100.6%
Gasoline & Middle Distillation	16,285	15,942	343	102.1%

(3) Number of JOMO Service Stations

	2000 Mar 31	2001 Mar 31	2002 Mar 31	2003 Mar 31	2004 Mar 31	2004 Sep 30	2004 Dec 31
Owned by Japan Energy (Self-SS)	1,377	1,328	1,284 (105)	1,229 (227)	1,207 (264)	1,186 (282)	1,178 (294)
Owned by wholesalers etc. (Self-SS)	3,575	3,318	3,192 (59)	3,067 (95)	2,943 (121)	2,920 (138)	2,893 (141)
Total (Self-SS)	4,952	4,646	4,476 (164)	4,296 (322)	4,150 (385)	4,106 (420)	4,071 (435)

(4) Petrochemical Profit(Loss)

(Billions of Yen)

FY2004	FY2003	FY2002	FY2001
23.5	8.5	5.5	0

(5) Profitability Improvements

(Billions of yen)

	FY2004
Earnings improvement	(○)6.0
Cost reduction	(○)3.0
Total	(○)9.0

※Comparison with the previous year

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of Yen)

	FY2004			FY2003			Differences		
	1H	2H	Total	1H	2H	total	1H	2H	Total
Net Sales	189.0	188.0	377.0	143.2	170.8	314.0	(○)45.8	(○)17.2	(○)63.0
Operating Income	7.5	8.0	15.5	1.1	3.9	5.0	(○)6.4	(○)4.0	(○)10.5
Ordinary Income	19.5	24.0	43.5	5.1	8.7	13.8	(○)14.3	(○)15.4	(○)29.7

(2) Price and Sales Volume

		FY2004			FY2003		
		1H	2H		1H	2H	
Price	Copper (¢/lb)	128	140	134	77	109	93
	Zinc ($/t)	1,004	1,130	1,067	797	1,000	899
	Gold ($/TOZ)	397	437	417	355	400	378
	Platinum ($/TOZ)	834	844	839	669	816	743
	Palladium ($/TOZ)	236	194	215	179	219	199
Sales Volume (thousand tones)	Copper	313	299	612	301	321	622
	Zinc	42	43	86	41	47	88

<3> Electronic Materials (Nikko Materials Group)

(1) Forecasts

(Billions of Yen)

	FY2004			FY2003			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	46.7	43.3	90.0	37.1	36.7	73.8	(○) 9.6	(○) 6.6	(○) 16.2
Operating Income (Loss)	7.1	2.4	9.5	(1.3)	1.7	0.4	(○) 8.4	(○) 0.7	(○) 9.1
Ordinary Income (Loss)	6.4	1.1	7.5	(3.5)	0.9	(2.6)	(○) 9.9	(○) 0.2	(○) 10.1

(2) Breakdown by Products

(Billions of Yen)

		FY2004			FY2003			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Electro-Deposited Copper Foil	Net Sales	13.0	11.5	24.5	※13.4	※10.1	23.5	(×) 0.4	(○) 1.4	(○) 1.0
	Operating Income (Loss)	(1.2)	(1.7)	(2.9)	※(3.5)	※(1.4)	(4.9)	(○) 2.3	(×) 0.3	(○) 2.0
Treated Rolled Copper Foil and Target	Net Sales	28.0	27.5	55.5	18.0	21.6	39.6	(○) 10.0	(○) 5.9	(○) 15.9
	Operating Income (Loss)	9.3	5.8	15.1	4.0	4.8	8.8	(○) 5.3	(○) 1.0	(○) 6.3
Compound semiconductor materials and others	Net Sales	5.7	4.3	10.0	5.7	5.0	10.7	-	(×) 0.7	(×) 0.7
	Operating Income (Loss)	(1.0)	(1.7)	(2.7)	(1.8)	(1.7)	(3.5)	(○) 0.8	-	(○) 0.8
Total	Net Sales	46.7	43.3	90.0	37.1	36.7	73.8	(○) 9.6	(○) 6.6	(○) 16.2
	Operating Income (Loss)	7.1	2.4	9.5	(1.3)	1.7	0.4	(○) 8.4	(○) 0.7	(○) 9.1

※: Including the results of GEI in the 1st half (January 2003 to September 2003) and NMUS in the 2nd half (October 2003 to February 2004)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Forecasts

(Billions of Yen)

	FY2004			FY2003			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	28.6	27.4	56.0	22.2	25.4	47.6	(○)6.4	(○)2.1	(○)8.4
Operating Income	5.4	3.1	8.5	2.8	4.5	7.3	(○)2.7	(×)1.5	(○)1.2
Ordinary Income	5.4	3.1	8.5	2.7	4.6	7.3	(○)2.7	(×)1.5	(○)1.2

(2) Sales by Products

(Billions of Yen)

		FY2004			FY2003			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Wrought copper	Phosphor bronze	6.8	6.2	13.0	5.3	6.2	11.5	○1.5	-	○1.5
	Corson alloy	2.9	2.4	5.3	1.9	2.3	4.2	○1.0	○0.1	○1.1
	Copper foil	4.1	2.1	6.2	2.6	3.1	5.7	○1.5	×1.0	○0.5
	Others	3.6	3.8	7.4	2.9	3.1	6.0	○0.7	○0.7	○1.4
Special steel	Stainless steel	2.3	2.3	4.6	1.8	1.8	3.6	○0.5	○0.5	○1.0
	High-nickel alloy	3.4	3.7	7.1	2.8	3.2	6.0	○0.6	○0.5	○1.1
	Others	0.2	0.0	0.2	0.2	0.1	0.3	-	×0.1	×0.1
Others (precision manufacturing etc.)		5.3	6.9	12.2	4.7	5.6	10.3	○0.6	○1.3	○1.9
Total		28.6	27.4	56.0	22.2	25.4	47.6	○6.4	○2.1	○8.4

<5> Other

(1) Forecasts

(Billions of Yen)

	FY2004			FY2003			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	29.2	11.8	41.0	36.7	29.5	66.2	(×)7.5	(×)17.7	(×)25.2
Operating Income(Loss)	(2.8)	1.3	(1.5)	0.5	(0.7)	(0.2)	(×)3.3	(○)1.9	(×)1.3
Ordinary Income(Loss)	(3.3)	0.3	(3.0)	0.5	(1.2)	(0.7)	(×)3.8	(○)1.5	(×)2.3

(2) Independent operating company

(Billions of Yen)

		FY2004	FY2003	Differences
CCS	Net Sales	13.7	14.1	(×) 0.4
	Ordinary Income	0.3	0.4	(×) 0.1

2. Comparison with the previous forecasts

(1) Assumptions

		FY2004		
		Revised	Previous Forecasts (Nov. 11)	Total
All Segments	Exchange Rate (¥/$)	108	108	—
Petroleum	Dubai Spot Price ($/BL)	35.8	35.0	(+) 0.8
	Market Price of Paraxylene ($/t)	886	873	(+) 13
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	134	127	(+) 7
	Electrolytic Copper Sales (1000 tones)	612	609	(+) 3
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,431	2,778	(-) 347
	Treated Rolled Copper Foil Sales (1000 meters/month)	3,352	3,976	(-) 624
	ITO Target Sales (tones/month)	20.2	20.7	(-) 0.5
Metal Fabrication	Wrought copper products (1000tones)	35	37	(-) 2
	Special Steel Products (1000tones)	10	11	(-) 1
	High Quality Products Ratio	29%	33%	(-) 4%

(2) Operating Forecasts (consolidated)

(Billions of Yen)

	FY2004		
	Revised	Previous (Nov. 11)	Differences
Net Sales	2,467.0	2,405.0	(O) 62.0
Operating Income	114.5	91.0	(O) 23.5
Ordinary Income	135.0	105.0	(O) 30.0
Net Income	48.0	32.0	(O) 16.0
Ordinary Margin (%)	5.5%	4.4%	(O) 1.1%
Earnings Per Share (yen)	60.8	37.8	(+) 23.0

(3) Forecasts by Segments

(Billions of Yen)

		FY2004		
		Revised	Previous (Nov. 11)	Differences
Petroleum	Net Sales	1,950.0	1,900.0	(○)50.0
	Operating Income	82.5	59.0	(○)23.5
	Ordinary Income	78.5	54.0	(○)24.5
Resources & Non-ferrous Metals	Net Sales	377.0	356.0	(○)21.0
	Operating Income	15.5	12.5	(○)3.0
	Ordinary Income	43.5	34.5	(○)9.0
Electronic Materials	Net Sales	90.0	97.0	(×)7.0
	Operating Income	9.5	11.0	(×)1.5
	Ordinary Income	7.5	9.5	(×)2.0
Metal Fabrication	Net Sales	56.0	58.0	(×)2.0
	Operating Income	8.5	10.0	(×)1.5
	Ordinary Income	8.5	10.0	(×)1.5
Other	Net Sales	41.0	41.0	—
	Operating Income(Loss)	(1.5)	(1.5)	—
	Ordinary Income(Loss)	(3.0)	(3.0)	—
Eliminations	Net Sales	(47.0)	(47.0)	—
Total	Net Sales	2,467.0	2,405.0	(○)62.0
	Operating Income	114.5	91.0	(○)23.5
	Ordinary Income	135.0	105.0	(○)30.0

※Net Sales include inter-segments sales.

(4) Ordinary Income Comparison

(Billions of Yen)

	Revised Forecasts	Previous (Nov. 11)	Differences	Notes
Petroleum	78.5	54.0	(○)24.5	Inventories influence, Petrochemicals improvements, Margin improvements in jet fuel, naphtha caused by the overseas market hike
Resources & Non-ferrous Metals	43.5	34.5	(○) 9.0	• Nippon Mining & Metals and consolidated subsidiaries (○)3.2 metal prices up, copper premium improvement • Equity in earnings of affiliates (○)5.8 (Minera Los Perambres ○ 4.7(copper and molybdenum price up), LG-Nikko ○ 0.4 (copper price up, foreign currency transaction)
Electronic Materials	7.5	9.5	(×) 2.0	Sales decrease of electro-deposited and treated rolled copper foil
Metal Fabrication	8.5	10.0	(×) 1.5	Demands decrease in copper foil, phosphor bronze caused by inventories adjustments
Others	(3.0)	(3.0)	—	
Total	135.0	105.0	(○)30.0	

3. Quarterly Review

(Billions of Yen)

		FY2004						
		1Q	2Q	1H	3Q	4Q (forecast)	2H (forecast)	Total (forecast)
Petroleum	Net Sales	422.9	478.6	901.5	544.3	504.2	1,048.5	1,950.0
	Operating Income	13.1	16.8	29.9	33.0	19.6	52.6	82.5
	Ordinary Income	10.9	15.6	26.5	33.9	18.1	52.0	78.5
Resources & Non-ferrous Metals	Net Sales	94.9	94.1	189.0	95.3	92.8	188.0	377.0
	Operating Income	4.0	3.5	7.5	3.6	4.4	8.0	15.5
	Ordinary Income	9.3	10.2	19.5	11.5	12.5	24.0	43.5
Electronic Materials	Net Sales	22.9	23.8	46.7	21.9	21.4	43.3	90.0
	Operating Income	3.0	4.1	7.1	1.6	0.8	2.4	9.5
	Ordinary Income	2.7	3.7	6.4	1.2	0.0	1.1	7.5
Metal Fabrication	Net Sales	14.3	14.3	28.6	13.3	14.1	27.4	56.0
	Operating Income	3.3	2.1	5.4	2.1	1.0	3.1	8.5
	Ordinary Income	3.3	2.1	5.4	2.1	1.0	3.1	8.5
Others	Net Sales	13.2	16.0	29.2	4.2	7.5	11.8	41.0
	Operating Income	(2.4)	(0.4)	(2.8)	0.3	1.0	1.3	(1.5)
	Ordinary Income	(2.3)	(1.0)	(3.3)	0.3	(0.1)	0.3	(3.0)
Eliminations	Net Sales	(12.3)	(12.5)	(24.8)	(10.1)	(12.1)	(22.2)	(47.0)
Total	Net Sales	556.0	614.2	1,170.1	668.9	628.0	1,296.9	2,467.0
	Operating Income	21.0	26.2	47.2	40.6	26.7	67.3	114.5
	Ordinary Income	23.8	30.6	54.4	49.1	31.5	80.6	135.0

※Net Sales by segments include inter-segment sales.
※Income in “Eliminations or Corporate” are included in “Other”.

Ⅲ Others(Consolidated Balance Sheet, Cash Flows etc.)

1. Consolidated Balance Sheet

(Billions of Yen)

	Dec. 31 2004	Mar. 31 2004 [A]	Differences	Mar. 31 2005 (forecast) [B]	[B]−[A]
Current Assets	702.5	598.8	(+) 103.7	1,602.0	(+) 29.5
Fixed Assets	928.3	973.7	(-) 45.4		
Total Assets	1,630.8	1,572.5	(+) 58.2	1,602.0	(+) 29.5
Current Liabilities	737.6	751.3	(-) 13.8	1,211.5	(-) 88.2
Fixed Liabilities	509.7	548.4	(-) 38.8		
Minority Interest	40.1	39.1	(+) 1.0	40.5	(+) 1.4
Total Shareholder's Equity	343.5	233.7	(+) 109.7	350.0	(+) 116.3
Shareholder's Equity Ratio	21.1%	14.9%	(+) 6.2%	21.8%	(+) 6.9%
BPS (Yen)	405.45	275.92	(+) 129.53	413.15	(+) 137.23
Interest Bearing Debt	702.1	754.0	(-) 51.9	685.0	(-) 69.0

※BPS is divided by 847,145 thousand, the number of issued shares as of Dec.31,2004.

①Factors (from Mar. 31 2004 to Dec. 31 2004) (Billions of Yen)

Assets (+) 58.2	Cash and cash equivalents (-) 17.1, Trade receivables (+) 58.5, Inventories (+)73.3, Fixed assets (-)23.5 (Investments in equipment (+) 34.4, Depreciation & Amortization (-) 35.0, Impairment losses (-)18.3, Influence of consolidation change (+)18.1, Sales and disposals etc. (-)22.7), Investments & loans (+) 17.8, Recovery of investments & loans (-) 18.2, Equity in income of affiliates (+)21.1 , Others(Consolidation change etc.) (-) 53.7
Liabilities (-) 52.5	Interest bearing debt (-) 51.9 (Consolidation change (+)13.2), Trade payables (-) 6.4 (national holiday(+)8.2), Accrued income taxes (+)10.2, Others (-) 4.4
Minority Interest (+) 1.0	
Shareholder's Equity (+) 109.7	Net income (+) 39.5, Dividends(-)4.1, Offering of treasury stocks(+)74.8, Others(-)0.5

②Factors (from Mar. 31 2004 to Mar. 31 2005) (Forecast)

Assets (+) 29.5	Cash and cash equivalents (-) 21.3, Trade receivables and Inventories (+)103.1, Fixed assets (-)27.1 (Investments in equipment (+)52.3, Depreciation & Amortization (-) 48.1, Influence of consolidation change (+)18.1, Impairment and sales/ disposals etc. (-)49.4) Investments & loans (+) 19.8, Recovery of investments & loans (-) 24.3, Equity in income of affiliates (+)29.7, Others(Consolidation change etc.) (-) 50.4
Liabilities (-) 88.2	Interest bearing debt (-) 69.0 (Consolidation change (+)13.2), Trade payables (-) 15.6 (national holiday), Others (-) 3.6
Minority Interest (+) 1.4	
Shareholder's Equity (+) 116.3	Net income (+) 48.0, Dividends(-)4.1, Offering of treasury stocks(+)74.8, Others(-)2.4

2. Consolidated Cash Flows

(Billions of Yen)

	FY2004 1H	FY2004 3Q	Total	FY2003	FY2004 (forecast)
Cash Flows from Operating Activities	(-) 13.5	(-) 8.8	(-) 22.3	(+) 106.2	(+) 6.6
Cash Flows from Investing Activities	(-) 9.7	(-) 5.3	(-) 15.0	(+) 4.5	(-) 30.1
Cash Flows from Financing Activities	(+) 4.7	(+) 15.5	(+) 20.2	(-) 115.8	(+) 2.4
Effect of Exchange Rate Changes	(+) 0.2	(+) 0.3	(+) 0.5	(-) 1.0	(+) 0.2
Net Decrease in Cash and Cash Equivalents	(-) 18.3	(+) 1.6	(-) 16.7	(-) 6.1	(-) 21.0

(1) Total (1Q~3Q FY2004) Breakdown

① Cash Flows from Operating Activities (-) 22.3

Ordinary income (+)103.5, Depreciation (+) 35.0,
Equity in income of unconsolidated subsidiaries and affiliates (-)21.1,
Trade receivables, inventories and trade payables (-) 123.4, Others (Tax etc.) (-) 16.3

② Cash Flows from Investing Activities (-) 15.0

Investments in equipment (-) 34.6, Investment and lending (-) 17.8,
Recovery of loans and investments (+) 27.6, Others (+) 9.8

③ Cash Flows from Financing Activities (+) 20.2

Offering of treasury stocks (+)74.8, Third party share allotment (+)17.1,
Interest bearing debt repayment (-) 64.9, Dividends (-) 4.1, Others (-) 2.7

(2) FY2004 (forecast) Breakdown

① Cash Flows from Operating Activities (+) 6.6

Ordinary income (+) 135.0, Depreciation (+) 48.1,
Equity in income of unconsolidated subsidiaries and affiliates (-)29.7,
Trade receivables, inventories and trade payables (-) 129.4, Others (-) 17.4

② Cash Flows from Investing Activities (-) 30.1

Investments in equipment (-) 52.3, Investment and lending (-) 19.8,
Recovery of loans and investments (+) 38.8, Others (+) 3.2

③ Cash Flows from Financing Activities (+) 2.4

Offering of treasury stocks (+)74.8, Third party share allotment (+)17.1,
Interest bearing debt repayment (-) 82.4, Dividends (-) 4.1, Others (-) 3.0

3. Dividends

FY2003				FY2004 (expected)			
Interim	final	total	*Payment amount	Interim	final	annual	*Payment amount
----	¥6.00	¥6.00	¥ 4,079 million	----	¥8.00	¥8.00	¥ 6,783 million

※number of shares: FY2003 679,883 thousand
FY2004 847,905 thousand

4. Interest-bearing Debt

(Billions of Yen)

	Mar.31 2004	Dec.31 2004	Differences
Nippon Mining Holdings	60.4	88.7	(+) 28.3
Japan Energy	295.8	356.8	(+) 61.0
Kashima Oil	103.0	70.2	(-) 32.8
Nippon Mining & Metals	119.3	53.2	(-) 66.1
Nikko Materials	57.3	77.0	(+) 19.7
Nikko Metal Manufacturing	26.0	20.3	(-) 5.7
Others and eliminations	92.2	35.9	(-) 56.3
Total	754.0	702.1	(-) 51.9

5. Debt to Equity Ratio

(Billions of Yen)

	Mar.31 2002(A)	Mar.31 2003	Mar.31 2004	Dec.31 2004 (B)	Differences	Mar.31 2005 (Forecast)
Interest-bearing Debt	892.8	876.4	754.0	702.1	(-)190.7	685.0
Shareholder's Equity	181.5	204.9	233.7	343.5	(+)162.0	350.0
Debt to Equity Ratio	4.92	4.28	3.23	2.04	(-) 2.88	1.96

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2004 3Q(9months)	FY2004(forecast)	FY2003
Capital expenditure	34.4	52.3	31.6
Depreciation	35.0	48.1	45.9
Differences	(-) 0.6	(+) 4.2	(-) 14.3

①Capital expenditure by segments (Billions of Yen)

	FY2004 3Q(9months)	FY2004(forecast)	FY2003
Petroleum (Japan Energy Group)	20.1	31.6	13.8
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	5.4	7.8	7.7
Electronic Materials (Nikko Materials Group)	4.1	7.3	3.8
Metal Fabrication (Nikko Metal Manufacturing Group)	3.4	3.9	2.3
Other	1.4	1.7	4.0
Total	34.4	52.3	31.6

②Depreciation by segments (Billions of Yen)

	FY2004 3Q(9months)	FY2004(forecast)	FY2003
Petroleum (Japan Energy Group)	22.4	31.2	26.6
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	5.2	7.1	7.0
Electronic Materials (Nikko Materials Group)	4.3	5.8	6.4
Metal Fabrication (Nikko Metal Manufacturing Group)	1.9	2.7	2.8
Other	1.2	1.3	3.1
Total	35.0	48.1	45.9

※Eliminations or Corporate included in "Other".

7. Number of Employees

	Mar.31 FY2003	Mar.31 FY2004	Sep.30 FY2004
Petroleum (Japan Energy Group)	4,447	4,254	4,232
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	2,604	1,471	1,466
Electronic Materials (Nikko Materials Group)	1,574	1,622	1,586
Metal Fabrication (Nikko Metal Manufacturing Group)	--	1,149	1,128
Other	1,758	1,362	977
Total	10,383	9,858	9,389